SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING
                                  (CHECK ONE):

[ X ] Form 10-KSB    [  ] Form 20-F     [  ]  Form 10-QSB     [  ] Form N-SAR

For Period Ended: March 31, 2000

[  ]     Transition Report on Form 10-K
[  ]     Transition Report on Form 20-F
[  ]     Transition Report on Form 11-K
[  ]     Transition Report on Form 10-Q
[  ]     Transition Report on Form N-SAR

For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

     Items 6, 7 and portions of Items 1 and 13
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PART I - REGISTRANT INFORMATION

         Full Name of Registrant:                     NewState Holdings, Inc.

         Former Name if Applicable                    Racom Systems, Inc.

         Address of Principal Executive Office        156 W. 56th Street
         (Street and Number)                          Suite 2005
         City, State and Zip Code                     New York, New York 10019
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PART II - RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ X ]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20- F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has been unable to complete the work necessary to close its financial records for the period ending March 31, 2000 as of the date the Form 10-KSB is due to be filed. The delay is the result of certain issues that arose regarding the valuation of residual interests retained by the registrant's Korean subsidiary from its March 21, 2000 securitization of mortgage-backed securities, as well as the calculation of pension liabilities of the Korean subsidiary. The Korean subsidiary's financial statements are to be used in preparing the registrant's annual financial statements. The registrant's independent accountants, chief financial officer and staff have been diligently working in an attempt to resolve these issues in a timely manner.
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PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Alexander T. Shang,
         Chief Financial Officer                              (212) 245-5801
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        (Name)                             (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer is no, identify report(s).       [ x ] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?              NO

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             NEWSTATE HOLDINGS, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2000                   By:  ALEXANDER T. SHANG
                                           -------------------------------
                                           Alexander T. Shang
                                           Treasurer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.